                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934

                                   ACTV, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                           Common Stock 000 88E 10 4
                                 (CUSIP Number)

                               Charles Y. Tanabe
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
    8101 East Prentice Avenue, Suite 500 Englewood, CO 80111 (303) 721-5400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock CUSIP No. 000 88E 10 4

     (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
               Liberty Media Corporation

     (2) Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

     (3) SEC Use Only

     (4) Source of Funds
         OO

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     (6) Citizenship or Place of Organization
               Delaware

Number of        (7)  Sole Voting Power       5,000,000 Shares of Common Stock*
Shares Bene-
ficially         (8)  Shared Voting Power     0 Shares
Owned by
Each Report-     (9)  Sole Dispositive Power  5,000,000 Shares of Common Stock*
ing Person
With             (10) Shared Dispositive      0 Shares
--------------             Power

    (11) Aggregate Amount Beneficially Owned by Each Reporting Person
               5,000,000 Shares of Common Stock*

    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               [ ]

    (13) Percent of Class Represented by Amount in Row (11)*
               Approximately 16.2%

    (14) Type of Reporting Person
               CO

*Includes 2,500,000 shares of Common Stock issuable upon exercise of a Warrant beneficially owned by the Reporting Person, which Warrant is exercisable, in accordance with the provisions specified therein, at any time prior to 5:00 p.m. Denver, Colorado time on September 22, 2008. (See Item 6 herein.)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                           LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                   ACTV, INC.
                        (Commission File No. 001-10377)


     Liberty Media Corporation, a Delaware corporation (the "Reporting Person") is filing this Statement on Schedule 13D (this "Statement") with respect to shares (the "Shares") of the Common Stock, par value $.10 per share (the "Common Stock"), of ACTV, Inc. (the "Issuer") beneficially owned by the Reporting Person.

ITEM 1.  SECURITY AND ISSUER

     This Statement is being filed with respect to shares of Common Stock. The Issuer's principal executive offices are located at 1270 Avenue of the Americas, New York, New York 10020.

ITEM 2.  IDENTITY AND BACKGROUND

     The reporting person is Liberty Media Corporation whose principal business address is 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111.

     The Reporting Person succeeded to the beneficial ownership of the Shares as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. ("AT&T"), with and into Tele-Communications, Inc. ("TCI"). TCI, as the corporate parent entity of the Reporting Person, had previously filed a Report on Schedule 13D reporting beneficial ownership of the Shares, which at that time were attributed to TCI's Liberty Media Group.

     In the Merger, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of the combined Liberty Media Group and TCI Ventures Group. Following the Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the Merger, except for certain assets which were transferred to the TCI Group in connection with the Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T.

     The Board of Directors and management of the Reporting Person manages the business and affairs of the Reporting Person including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(c), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(d), which Exhibits are incorporated herein by this reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Items 2 and 6 is hereby incorporated by reference herein.

     The Reporting Person acquired beneficial ownership of 5,000,000 shares of Common Stock as a result of the Merger described in Item 2. The Reporting Person's beneficial ownership of securities of the Issuer consists of 2,500,000 shares of Common Stock which are issued and outstanding and a warrant (the "Warrant") to purchase up to 2,500,000 additional shares of Common Stock, exercisable pursuant to the terms thereof any time prior to 5:00 p.m. Denver, Colorado time on September 22, 2008. The terms of the Warrant are described in detail in Item 6 of this Report on Schedule 13D.

     The Reporting Person originally acquired the shares of Common Stock and the Warrant for total cash consideration of $5,000,000 on September 21, 1998, pursuant to the terms of a Stock Purchase Agreement (the "Agreement"), dated as of September 11, 1998, between the Reporting Person and the Issuer. Prior to the Merger, TCI, as the parent entity of the Reporting Person, filed a report on
Schedule 13D disclosing its beneficial ownership of the shares of Common Stock and the Warrant. Information regarding the original acquisition of the shares of Common Stock and the Warrant is set forth in TCI's Report on Schedule 13D filed on September 30, 1998, which is incorporated by reference herein.

     The foregoing summary of the terms of the Agreement and the Warrant is qualified in its entirety by reference to the text of the Agreement, a copy of which has been incorporated by reference as Exhibit 7(a) to this Statement, and to the text of the Warrant, a copy of which has been incorporated by reference as Exhibit 7(b) to this Statement, which Exhibits are incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired and is continuing to hold its securities of the Issuer for investment purposes. The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the cable television and entertainment programming industries generally, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated in this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 5,000,000 shares of Common Stock. The 5,000,000 shares of Common Stock beneficially owned by the Reporting Person represent approximately 16.2% of the sum of the 28,400,282 shares of Common Stock outstanding as of November
         18, 1998 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 plus the 2,500,000 shares of Common Stock issuable to the Reporting Person upon exercise of the Warrant.

          To the knowledge of the Reporting Person, none of the Schedule 1 Persons has any interest in any securities of the Issuer. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has any interest in any securities of the Issuer.

     (b) The Reporting Person has sole power to vote or to direct the voting of the shares of the Common Stock that the Reporting Person beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

     (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named on Schedule 1, has executed transactions in the Common Stock of the Issuer during the past sixty
          (60) days. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person acquired 2,500,000 shares of Common Stock and a Warrant for the purchase of up to an additional 2,500,000 shares of Common Stock pursuant to the Agreement.

     The Warrant may be exercised by the Reporting Person on any business day at any time or from time to time for all or any part of the number of shares of Common Stock purchasable at such exercise time; provided, however, that such exercises must be made prior to 5:00 p.m. Denver, Colorado time on September 22, 2008. The Warrant provides for the adjustment of the purchase price and the number of shares of Common Stock issuable upon the occurrence of certain events.

     Pursuant to the Agreement, the Issuer granted the Reporting Person registration rights for the outstanding Common Stock purchased pursuant thereto, the Common Stock issuable upon exercise of the Warrant, and any other Common Stock held by the Reporting Person (collectively, the "Registrable Securities"). The registration rights are exercisable, on demand, as to such amount of the Registrable Securities as the Reporting Person specifies in its demand, on a maximum of three occasions; provided, however, that the Reporting Person shall have no right to demand registration if all of the Registrable Securities are either freely tradeable in a single transaction under Rule 144(k) of the Securities Act of 1933 (the "1933 Act") or are then subject to an effective registration statement under the 1933 Act. The Agreement restricts the transfer of the Common Stock, including Common Stock issuable upon exercise of the Warrant, unless such transfer is made pursuant to an effective registration statement under the 1933 Act or an opinion of counsel to the Reporting Person that no such registration is required under the 1933 Act. In addition, the Reporting Person and its affiliates must retain the beneficial ownership of a Warrant or Warrants representing the right to purchase at least 500,000 shares of Common Stock (as adjusted in accordance with the terms of the Warrant) until September 21, 2000. That restriction will not affect the Reporting Person's right to exercise any or all of the Warrants or to transfer any or all of the Common Stock.

     Pursuant to the Agreement, for so long as the Reporting Person owns, in its own name or in the name of one or more subsidiaries, at least 10% of the outstanding shares of Common Stock of the Issuer, and thereafter so long as the Reporting Person owns, in its own name or in the name of one or more subsidiaries, at least 5% of the outstanding shares of Common Stock of the Issuer and the shares of Common Stock so owned number at least 2,500,000, the Reporting Person shall have the right, upon request, to have its designee nominated to the Board of Directors of the Issuer. The Issuer shall use reasonable effort to cause the Reporting Person's designee to be nominated and elected to the Board of Directors including, but not limited to, expansion of the number of directors on the Board.

     In accordance with the terms of the Agreement, the Reporting Person and the Issuer caused their respective subsidiaries, Liberty IATV Events, Inc. and ACTV Entertainment, Inc., to form a Delaware limited liability company, LMC IATV Events, LLC (the "LLC") for the purpose of providing for the LLC's use of Issuer-owned individualized programming technologies currently licensed to ACTV Entertainment, Inc., through a sub-license agreement with ACTV Entertainment, Inc. (the "Sub-license Agreement"). The initial term of the Sub-license Agreement is five years.

     The foregoing summary of the terms of the Agreement and the Warrant is qualified in its entirety by reference to the text of the Agreement, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the Warrant, a copy of which has been incorporated by reference as Exhibit 720(b), which Exhibits are incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a) Securities Purchase Agreement, dated as of September 11, 1998, by and between ACTV, Inc. and Liberty Media Corporation (incorporated herein by reference to Exhibit 7(a) to the Schedule 13D of Tele-Communications, Inc., filed on September 30, 1998).

     (b) Warrant No. LMC-1 to Purchase Common Stock of ACTV, Inc., granted to Liberty Media Corporation on September 21, 1998 (incorporated herein by reference to Exhibit 7(b) to the Schedule 13D of Tele-Communications Inc., filed on September 30, 1998).

     (c) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the T&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

     (d) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

                         [Signature on following page]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 26, 1999                LIBERTY MEDIA CORPORATION

                              /s/ Charles Y. Tanabe
                              ---------------------
                              Charles Y. Tanabe
                              Senior Vice President and General Counsel

                                                                      SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                                          Principal Occupation
---------------------  ------------------------------------------------------------------
John C. Malone         Chairman of the Board and Director of Liberty Media; Director of
                       AT&T Corp.
Robert R. Bennett      President, Chief Executive Officer and Director of Liberty Media
Gary S. Howard         Executive Vice President, Chief Operating Officer and Director of
                       Liberty Media
Leo J. Hindery, Jr.    Director of Liberty Media; President and Chief Executive Officer,
                       AT&T Broadband and Internet Services
Daniel E. Somers       Director of Liberty Media; Senior Executive Vice President and
                       Chief Financial Officer of AT&T Corp.
John C. Petrillo       Director of Liberty Media; Executive Vice President, Corporate
                       Strategy and Business Development of AT&T Corp.
Larry E. Romrell       Director of Liberty Media; Consultant to Tele-Communications, Inc.
Jerome H. Kern         Director of Liberty Media
Paul A. Gould          Director of Liberty Media; Managing Director of Allen & Co.
David B. Koff          Senior Vice President and Assistant Secretary of Liberty Media
Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary of
                       Liberty Media
Peter Zolintakis       Senior Vice President of Liberty Media
Vivian J. Carr         Vice President and Secretary of Liberty Media
Kathryn S. Douglass    Vice President and Controller of Liberty Media
David J.A. Flowers     Vice President and Treasurer of Liberty Media
David A. Jensen        Vice President of Liberty Media
Gary Blaylock          Vice President of Liberty Media

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                                                   Title
----------------------  -------------------------------------------------------------------
C. Michael Armstrong    Chairman of the Board, Chief Executive Officer and Director
Kenneth T. Derr         Director; Chief Executive Officer of Chevron Corporation
M. Kathryn Eickhoff     Director; President of Eickhoff Economics, Inc.
Walter Y. Elisha        Director; Chairman and Chief Executive Officer of Springs
                        Industries, Inc.
George M. C. Fisher     Director; Chairman and Chief Executive Officer of Eastman Kodak
                        Company
Donald V. Fites         Director; Chairman and Chief Executive Officer of Caterpillar, Inc.
Ralph S. Larsen         Director; Chairman and Chief Executive Officer of Johnson &
                        Johnson
John C. Malone          Director; Chairman of the Board of Liberty Media Corporation
Donald F. McHenry       Director; President of IRC Group
Michael I. Sovern       Director; President Emeritus and Chancellor Kent Professor of Law
                        at Columbia University
Sanford I. Weill        Director; Chairman and Co-CEO of Citigroup Inc.
Thomas H. Wyman         Director; Senior Advisor of SBC Warburg, Inc.
John D. Zeglis          President and Director
Harold W. Burlingame    Executive Vice President, Merger & Joint Venture Integration
James Cicconi           Executive Vice President-Law & Governmental Affairs and General
                        Counsel
Mirian Graddick         Executive Vice President, Human Resources
Daniel R. Hesse         Executive Vice President and President & CEO, AT&T Wireless
                        Services

Leo J. Hindrey, Jr.     President and Chief Executive Officer, AT&T Broadband and
                        Internet Services
Frank Ianna             Executive Vice President and President, AT&T Network Services
Michael G. Keith        Executive Vice President and President, AT&T Business Services
H. Eugene Lockhart      Executive Vice President, Chief Marketing Officer
Richard J. Martin       Executive Vice President, Public Relations and Employee
                        Communication
David C. Nagel          President, AT&T Labs & Chief Technology Officer
John C. Petrillo        Executive Vice President, Corporate Strategy and Business
                        Development
Richard Roscitt         Executive Vice President and President & CEO, AT&T Solutions
D.H. Schulman           Executive Vice President and President, AT&T Consumer Long
                        Distance and Segment Marketing
Daniel E. Somers        Senior Executive Vice President and Chief Financial Officer